THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668

                             wscott@wscottlaw.com

                                                May 13, 2005



Ms. Karen Garnett
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  TriView Global Fund, LLC (the "Registrant" and the "Fund")
     Registration Statement on Form S-1, Pre-effective Amendment No. 2 File No. 333-119655

Dear Ms. Garnett,

      We have reproduced your letter to the Registrant of March 14, 2005, and have supplied its response immediately following each of the comments. All changes are reflected in the Issuer's Registration
Statement, Pre-effective Amendment No. 2 filed herewith.


      We are available to amplify or clarify any response.

                                                Very truly yours,


                                                /s/ William S. Scott
                                                William Sumner Scott
                                                For the Firm


WSS/lf

cc:   TriView Capital Management, Inc.
      Managing Member

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  DIVISION OF
                              CORPORATION FINANCE
                                Mail Stop 04-09

March 14, 2005

Michael Pacult
Managing Member
TriView Global Fund, LLC
5916 N. 300 West
Fremont, Indiana 46737

Re: TriView Global Fund, LLC Amendment No. 1 to Form S-1 Filed on February 10, 2005 File No. 333-119655

Dear Mr. Pacult:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form S-1 filed on February 10, 2005.

General

1. Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Response: The included financials are current and we will continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

2. In your next amendment, please file your marked Form S-1 in text or html format. Please be advised that Rule 472 of Regulation C requires you to file, on EDGAR, a copy of the amended registration statement that is marked to show changes. Rule 310 of Regulation S-T provides instructions regarding how to file a marked copy. Further, please apply the correct EDGAR tag as redlined/marked Form S-1 rather than filing it as correspondence.

Response: We have filed this amendment with EDGAR tags to mark redlined paragraphs as required by Rule 310 of Regulation S-T. The only documents that we have filed as correspondence are our responses to your comment letters.

Cover Page

3. We note your disclosure states that if the minimum is not met, your offering will terminate one year from the date of the prospectus "or at the discretion of the managing member pursuant to the LLC Operating Agreement whichever occurs first." On page 1 of your summary, you state, "this offering will continue until the maximum of $50,000,000 is sold." Similarly, your TriView Global Fund Disclosure Document attached as Appendix C regarding subscription requirements, states "that each purchaser of Membership Units in the Fund irrevocably subscribes for Units" and there is no reference to termination date of the offering. We further note Appendix D describing subscription procedures does not reference an offering termination date. Please revise your prospectus and Appendix C and D disclosure to clarify when your offering will terminate. Please note you may only register securities in on amount which, at the time the registration statement become effective, is reasonably expected to be offered and sold within two years from the initial effective date of the registration. Refer to Rule 415(o)(2) of Regulation C.

Response: We have revised throughout the prospectus and in Appendixes C and D to state that:

The offering will terminate one year from the commencement of the offering if the minimum is not sold, or upon two years from the commencement of the offering if the minimum is sold. However, the managing member reserves the right to change the termination date of the offering pursuant to the LLC Operating Agreement.

4. We note throughout the prospectus you refer to Star Financial Bank as your Depository Agent. Please reconcile your listing of EBank in Appendix C as the holder of purchaser subscription funds.

Response: We have revised the reference in Appendix C to "Star Bank for the acct. of TriView Global."

5. We note your response to prior comment 6 stating that to call the Depository Agreement and Escrow Agreement would incur significant bank fees with no increase in protection to subscribers. Please revise, where you deem appropriate, to describe the differences between liability and duties owed member unitholders by Star Financial Bank as your Depository Agent versus what protections investors would receive from an escrow agent. We note paragraph 5 of your revised depository agreement regarding limited liability.

Response: There are no differences between the liability and duties owed member unitholders by Star Financial Bank as the Depository Agent versus what protections investors would receive from an escrow agent. The difference is in name only, and Star Financial Bank would have limited liability under the same terms as paragraph 5 were they called an escrow agent.

Summary of the Offering Business Objectives, page 2

6. In connection with your response to prior comment 10, supplementally, please describe to us or tell us where in your prospectus you describe "physical securities." For example, are you referencing single stock futures, narrow based indices, broad-based indices, or all of the above? If you are including single stock futures and narrow based indices have you imposed any investment limitations on your total asset mix? Further, if you ore referring to single stock futures or narrow based indices, might you be required to register under the Investment Company Act of 1940 as an investment company?

Response: The fund will not trade in physical securities and we have revised as follows:

We are organized to be a commodity pool to engage in the speculative trading of futures and forward contracts, which are instruments designed to permit producers to hedge or investors to speculate in various interest rates, commodities, currencies, stock indices and other financial instruments. We also trade options on futures and forward contracts, which give the purchaser the right to acquire or sell a given contract at a specified time at a specified price.

Summary Risk Factors, page 2

TriView Global Fund, LLC March 14, 2005 Page 3

7. We note your response to prior comment 11 included revised preferential trade risk disclosure stating the managing member, CTAs and their principals will not trade in derogation of pool participant interests. Please reconcile this disclosure with your response to prior comment 24 and your new preferential trade risk factor disclosure at the top of on page 11 stating the managing member, CTAs, introducing broker, FCM, selling agents and their principles and affiliates "could take positions prior to the entry of positions they know will be placed for the Fund, which would be to the derogation of Fund investors." Further, please eliminate the mitigating disclosure in the last sentence of the preferential trade risk factor disclosure on page 11 disclosing, "they have stated they will not do so."

Response:  We have revised the summary risk factor as follows:

The managing member and affiliates have conflicts of interest with regard to the management of this Fund. Specifically (i) the managing member's fees and principal selling agent's continuing service fees have not been negotiated at arm's length and, therefore, may be higher than those paid by other commodity pools that compete with this Fund,
(ii) the individual managing member is the sole principal of the corporate managing member and is a 50% owner of the affiliated principal selling agent, and (iii) the managing member, the commodity trading advisors and their principals may preferentially trade for their own accounts or for others, which may be at the derogation of pool participant interests.

We have revised the risk factor at page 10 as follows:

Because the managing member, the commodity trading advisors, the introducing broker, the futures commission merchant, the selling agents and their principals and affiliates may trade for themselves and others, conflicts of interest may exist or be created in the future. For example, if any of them trade for their own account, you will not have access to their trading records. They could take their positions prior to the entry of positions they know will be placed for the Fund, which would be to the derogation of Fund investors.

Charges to the Fund, page 3

8. We reissue prior comment 13 from our last letter requesting that you revise the compensation table to disclose the amount per round turn that is paid to the futures commission merchant. If you cannot determine the precise amount, please disclose your best estimate of the total dollar amount of per round turn commission and explain why you cannot determine the actual amount. Please make similar changes to page 22 of the prospectus.

Response: Inclusion of round turn brokerage commissions is immaterial and would misleadingly appear to investors as an additional charge, beyond the 6% annual brokerage commissions.

9. Please revise to name the "others" listed in the final row of the table who will provide legal and accounting services.

Response:  We have revised as follows:

Lawyers and Accountants
(The Scott Law Firm, P. A., Frank L. Sassetti & Co., Michael J. Liccar
& Co.)

10. In connection with your response to prior comment 14, we note that your disclosure now states that you will reimburse the managing member for all offering and organization expenses after the twelfth month of operation following the commencement of the business. Note 1 to the Financial Statements on page F-7 continues to state that the Fund will reimburse the managing member's offering and organizational expenses only after the thirteenth month following commencement of the business. Please revise or advise.

Response: We have revised Note 1 to the Financial Statements on page F-7 to state that the reimbursement will occur after the twelfth month of operation following the commencement of business.

Selection of Commodity Trading Advisors and Allocation of Equity, page
4

11. In response to prior comment 15, you state that it would be misleading to disclose a particular program one of your three chosen CTAs may select for TriView. On the other hand, we note that Forecast Trading Group, LLC and NuWave Investment Corp, have only one program and that Adobe Asset Management has two programs, but they only differ on quantity traded not technical model. Please revise your disclosure to clarify whether your three CTAs may create new programs with different criteria or use other programs than the four current programs listed in the prospectus.

Response:  We have revised as follows:

The managing member has selected three trading advisors to serve as commodity trading advisor of the Fund. The trading advisors are solely responsible for making trades, and neither the managing member nor you will have notice or the opportunity to approve the trades made. All programs traded by the trading advisors are disclosed in this prospectus; however, the trading advisors may develop new programs with different criteria to trade Fund equity. The advisors are expected to make short sales, with unlimited risk of loss, on behalf of the Fund. The managing member, without prior notice to you, may terminate or add trading advisors, or change the amount of equity allocated to any or all advisors.

Redemptions, pages 4 and 45

12. In response to prior comments 16 and 18, we note you continue to disclose that you will offer your membership unit redemption. plan as the managing member deems appropriate on either a pro rata or first come-first serve basis. Supplementally, please explain how the managing member will decide whether to honor redemptions on a pro rata basis or on a first come-first serve basis. Also, please revise the summary disclosure to clarify that the fund will only honor redemption requests to the extent there is available cash. Revise here and on page 45 to indicate whether the managing member has discretion to liquidate fund holdings in order to honor redemption requests.

Response: The managing member will honor redemptions in the order the requests physically arrive at its office (first-come, first-serve). If multiple requests arrive simultaneously and there is insufficient cash to grant all the redemptions, each investor that made a redemption request will receive a redemption amount pro rated based on its Unit investment in the Fund.

We have revised the Summary as follows:

You may request the managing member to accept the surrender of your membership interests for cash through our redemption procedures. The managing member will try to comply with all redemption requests, but may not be able to do so because of insufficient liquid assets or reserve for contingent claims. The Fund will only honor redemption requests to the extent there is available cash, and the managing member has discretion to liquidate fund holdings to honor redemption requests. Subject to the forgoing limitations, there will be no limit on the percentage of membership interests you may redeem provided, in the case of partial redemptions, you must maintain the regulatory minimum balance of $5,000. Redemptions will be offered on both a first-come, first-serve and pro rata basis with payment of the redemption request in the sole discretion of the managing member. You will not be allowed to make any redemption during the first twelve months of your initial investment. See, The LLC Operating Agreement, Redemptions.

We have revised the Limited Partnership Agreement - Redemptions, page 44, as follows:

The managing member will pay the redemption request within twenty days following the effective date. However, you should be aware that the managing member may be unable to timely comply with the request for the sole reason that there is not enough cash. This may be because the trading advisors cannot liquidate the positions they have taken, or because there are contingent claims on Fund assets. The managing member has discretion to liquidate fund holdings to honor redemption requests.

13. Revise your disclosure to specify the "other" operational limitations that you cross reference in your supplemental response to prior comment 16 and confirm that you have disclosed all circumstances under which a redemption request will be rejected by the managing member.

Response: We have disclosed all circumstances under which a redemption request will be rejected by the managing member. We hereby amend our previous supplemental response to remove the phrase "and other operational limitations."

Diagram of Partnership Structure & Commissions TriView Global Fund,
LLC. page 5

14. In connection with your modified disclosure in response to prior comment 19, we note that you have not confirmed that the public investors will acquire 99% of the registrant through this offering. Please revise the diagram to demonstrate the percentage of the fund the public will own if only the minimum offering is sold and if the maximum is sold.

Response:  We have added the following note:

* Once the minimum of $900,000 is sold, investors will acquire at least 99% ownership of the Fund, regardless of how much in membership interests are sold beyond the minimum.

The Risks You Face, page 6

15. We note your response to prior comment 35 regarding how you established the initial offering price per unit. Please include a risk factor that discusses the risk that the net unit value may be less than the initial offering price per unit.

Response:  We have added the following risk factor:

Net unit value may be less than the initial offering price per unit.

The managing member has fixed the initial offering price per unit at $1,000. Trading losses after the commencement of business could cause the per unit value to less than this amount.

Management's Discussion and Analysis The Advisory Contracts, page 13

16. We note in response to prior comment 27 you now state that you have entered the three advisory contacts. Since the forms you have attached as Appendices are not executed with dates, please revise to disclose the dates you entered into these material contracts.

Response: The advisory contracts in the form attached as Appendixes F-H are in the process of being executed. The dates of execution will be included under this subheading in an amendment prior to effectiveness.

Expenses Per Unit of Membership Interest, page 14

17. In connection with your response to prior comment 30, we note footnote (8) on page 15 deleted the investment of 80% of available funds and substituted projected interest income of 4% from T-Notes to 2.65% of T-Bills. Referring to Compliance Rule 2-13 adopted by the National Futures Association, this rule explicitly states that, for purposes of break-even analyses, interest income "must reflect current cash market information." Please revise accordingly. In addition, since you deleted 80 % of the available funds, do you anticipate 100% of the available funds will earn interest income? It appears that you are presenting interest income from 100% of available fiends in the table. Please revise or advise.

Response: We use the 4-Week T-Bill (Secondary Market) rate quoted from the H.15 Statistical Release from the Federal Reserve, available here:

http://www.federalreserve.gov/releases/h15/update

As of April 25th 2005, this rate was 2.66%. We have updated the table as follows:

(8) For purposes of this calculation, we have assumed that 90% of the partnership equity will earn interest at the current cash market interest assumption rate of 2.66% annually. All interest income will be paid to the Fund.

TriView Global Fund, LLC March 14, 2005 Page 5

Michael Pacult, pages 24-25

18. We have reviewed your response to our prior comment 50 and the related revisions to your filing. It does not appear on page 25 and elsewhere in the filing that you have disclosed the net worth of the individual managing member. Revise the registration statement to disclose the net worth of the individual managing member.

Response: We have revised the Managing Member, Identification, page 23, as follows:

Audited financial statements for the corporate managing member for the period ended December 31, 2004 are included in this prospectus. The individual managing member's net worth is in excess of 3.3 million dollars and consists primarily of real estate that is not readily marketable. However, it is sufficient to maintain compliance with the North American Securities Administrators Association guidelines for commodity pools. This will allow the membership interests to be sold in States that apply those guidelines. Also, see Experts.

Performance of Other Funds Managed by the Managing Member, page 26

19. In response to prior comment 36, we note you suspended offering units in the Bromwell Financial Fund and the offering of units in the Atlas Futures Fund is ongoing. Please revise to disclose the date you suspended your offering of Bromwell units. Further, on a supplemental basis, noting Atlas commenced trading in October 1999, please tell us when you commenced your most recent offering of Atlas common stock.

Response: Supplementally, we advise that Atlas has continuously offered its limited partnership interests since its original effective date and now offers its limited partnership interests by its fully amended and restated prospectus that went effective March 8, 2005. We have revised the disclosures as follows:

Within the last ten years, the individual managing member of the Fund, Michael Pacult, has managed two other commodity pools, both of which are publicly offered and currently in operation: Atlas Futures Fund, LP and Bromwell Financial Fund, LP. The Fund's corporate managing member has not managed any other commodity pools. As of August, 2003, Mr. Pacult became an individual general partner and sole principal of the corporate general partner of both Atlas and Bromwell, but is no longer an individual general partner of Bromwell. As of March 31, 2005, the total amount of money raised for both pools is $11,735,505 and the total number of investors in both pools is 220. In November, 2003, the two trading advisors for Bromwell were replaced because they were unprofitable. As of January 12, 2005, the new trading advisor, Fall River Capital, LLC had not been profitable and the general partner of Bromwell suspended the offering and trading, and caused substantially all of the partners to redeem their accounts in Bromwell. Bromwell is currently undergoing reorganization with new terms and a new commodity trading advisor. Atlas, however, has been profitable since inception and its offering is ongoing.

20. In your response to prior comment 37, we note your reference to a Form 8-K filed by Bromwell Financial Fund. In this Form 8-K filed on August 8, 2002, we note that management discovered certain expenses and fees were underpaid because of a calculation error. Supplementally, please quantify the 2% of Fund assets that were unpaid and compare this dollar amount to the dollar amount of net income for the Bromwell Fund for the year ended December 31, 2002. Further, please provide a detailed analysis as to why you do not believe discovery of these unpaid management fees and introducing broker commissions could be deemed a major adverse business development. We note Bromwell replaced its CTA, caused its partners to redeem their accounts and suspended trading. Refer to Item 8.A. of Guide 5.

Response: The decisions of the general partner of Bromwell Financial Fund in January, 2005 to suspend trading, suspend the offering, and redeem limited partners' interests were performance related and not as a result of the events disclosed in the Form 8-K, which occurred two years earlier. The decision in November, 2003 to change the CTAs was similarly only performance related. The actual amount of unpaid commissions charged to the partnership was $22,896.43 (4.2% of net income for the year 2002), less than the estimated 2% of Fund assets disclosed in the Form 8-K (Fund assets as of year end 2002 was $1,671,846, 2% of which is $33,436.92). The general partner maintains that that this was not a major adverse business development.

Tax Opinion, page 39

21. We note that the opinion is conditioned upon the managing member's representation that over 90% of your earned income will be qualifying income as that term is defined in the Revenue Act of 1987. This appears to be a legal conclusion, rather than a factual representation, that is crucial to rendering the tax opinion; therefore it is not appropriate for counsel to rely on the managing member's representation. Please revise to eliminate this statement.

Response:  We have revised as follows:

The managing member believes, in reliance upon opinion of legal counsel, that this prospectus accurately summarizes all material
Federal tax matters related to the Fund. In the opinion of The Scott Law Firm, P.A., tax counsel to the Fund, based upon the facts stated in the certificate of intended operation of the Fund supplied by the managing member:
....

Subscription Procedure Subscription Amounts, page 46

22. We note your response to prior comment 47 stating that your managing member holds sole discretion to lower the minimum investment purchase amounts for exceptional circumstances which cannot be predicted. Supplementally, please tell us why you are unable to cite any examples of exceptional circumstances and list examples. Alternatively, revise to include your response to prior comment 47 here in the disclosure and disclose whether in these circumstances minimum purchase amounts would be lowered for all investors or only those selected by the managing member.

Response:  We have revised as follows:

You must purchase at least $25,000 in membership interests; however, the managing member may at its sole discretion reduce this to not less than the regulatory minimum of $5,000. The managing member does not have fixed criteria by which it would lower the minimum investment and will only lower the minimum investment for certain investors when circumstances, which cannot be predicted, exist. You may make additional investments above $25,000 in $1,000 increments, but you may not invest more than 10% of your net worth in the Fund. If you have not provided collectible funds, whether in the form of a bad check or draft, or otherwise, any membership interests recorded in our books in your favor shall be cancelled.

TriView Capital Management, Inc and Subsidiary

1. Nature of Business and Significant Accounting Policies Principles of Consolidation, page F-7

23. The note indicates that the Managing Member has consolidated the Fund. However, later on the note states that "The Managing Member accounts for its interest in the Fund on the equity basis." Please advise or revise to clarify this apparent conflict.

Response: TriView Capital Management, Inc. consolidates the accounts of the Fund. The discussion in regards to equity method has been removed.

Part II of the S-1
Item 15. Recent Sales of Unregistered Securities, page 1

24. Please revise to disclose the date of sale of the securities sold, indicate the exemption from registration claimed and state briefly the facts relied upon to make the exemption available. See Items 701(a),
(c) and (d) of Regulation S-K.

Response:  We have revised as follows:

Item 15. Recent Sales of Unregistered Securities. On October 1, 2004, a purchase was made by Michael Pacult and TriView Capital Management, Inc., both managing members of the Issuer, each of one Unit of Membership Interest at $1,000 per Unit to permit the filing of a Certificate of Formation for the Registrant. The sale of these Units of Membership Interest were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof. No discounts or commissions were paid in connection with the sale, and no other offeree or purchaser was solicited. There have been no other unregistered sales of Units.

Exhibits

Exhibit 5.01 Legal Opinion

25. We note your revised legal opinion responding to prior comment 58; however, it appears that your continued inclusion of the terms, "With your permission" may be deemed to serve as an implicit qualification that only with permission from the registrant are you competent to opine on Delaware General Corporation Law and the LLC Act. As previously stated, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please provide a revised opinion eliminating this qualification.

Response:  We have revised as follows:

We have relied upon our interpretation of Delaware General Corporation Law and LLC Act.

End of responses.